SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

an announcement on change in place of business of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on September 12, 2008.

(a joint stock limited company incorporated in the People´s Republic of China with limited liability)

(Stock Code: 386)

CHANGE IN PLACE OF BUSINESS

The Company and the members of the board of the Company warrant the authenticity, accuracy and completeness of the information contained in this announcement and that there are no material omissions, or misrepresentations or misleading statements.

With effect from 16 September 2008, the address of the principal place of business of China Petroleum & Chemical Corporation (the “Company”) will be changed from “6A Huixindong Street Chaoyang District, Beijing, the People´s Republic of China” to “22 Chaoyangmen North Street, Chaoyang District, Beijing, the People´s Republic of China”, and the detailed address and correspondence are set out as follow:

Address	:	22 Chaoyangmen North Street, Chaoyang District, Beijing, the People´s Republic of China
Postcode	:	100728
Tel.	:	(86-10) 59960114 (public enquiry)
Fax	:	(86-10) 59760111 / 59960222
Investors Hotline	:	(86-10) 59960028
Investors Services	:	(86-10) 59960386

The website and email address of the Company remain unchanged.

Investors are reminded to pay attention to the above change in the address of principal place of business and correspondence.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC, 12 September 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

#           Executive Directors
*           Non-executive Directors
+           Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: September 16, 2008